Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	2007	2006	2005	2004	2003
Income before provision for Income taxes	426.3	380.4	354.9	338.1	278.6

Add back: Fixed Charges
Interest Expense	28.3	20.3	21.1	18.9	18.6
Interest Component of rental expense[1]	11.6	11.3	8.9	10.9	11.6

Earnings, as adjusted	466.2	412.0	384.9	367.9	308.8

Fixed charges:
Interest expense	28.3	20.3	21.1	18.9	18.6
Interest Component of rental expense[1]	11.6	11.3	8.9	10.9	11.6

Total fixed charges	39.9	31.6	30.0	29.8	30.2

Ratio of earn to fixed charges	11.7	13.0	12.8	12.3	10.2

[1]        Represents a reasonable approximation of the interest cost component of rental expense incurred by the Company. The purpose is to estimate the amount of interest paid due to operating the majority of our facilities under operating leases.